Exhibit 7(e)

ASSISTANT SECRETARY’S CERTIFICATE

(Liberty Broadband Corporation)

I, Ruth M. Huff, Assistant Secretary of Liberty Broadband Corporation, do hereby certify as follows:

Each of Pamela L. Coe and Craig Troyer has been and is now a duly elected and qualified Vice President of the Corporation. Pursuant to the Corporation’s organization documents and as authorized by the Corporation’s board of directors, officers of the Corporation with the title of Vice President, Senior Vice President or Executive Vice President have the authority, on behalf of the Corporation, to execute and file reports, schedules and forms with regulatory agencies, including, without limitation, the United States Securities and Exchange Commission.

IN WITNESS WHEREOF, I have executed this certificate as of the 13th day of November, 2014.

/s/ Ruth M. Huff
Ruth M. Huff, Assistant Secretary